UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 45)*

AutoNation, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05329W102

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05329W102

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,030,093
	8.	Shared voting power 0
	9.	Sole dispositive power 8,030,093
	10.	Shared dispositive power 12,958,578
11.	Aggregate amount beneficially owned by each reporting person 20,988,671
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.4% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,030,093
	8.	Shared voting power 0
	9.	Sole dispositive power 8,030,093
	10.	Shared dispositive power 12,958,578
11.	Aggregate amount beneficially owned by each reporting person 20,988,671
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.4% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,269
	8.	Shared voting power 0
	9.	Sole dispositive power 4,269
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,269
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 4,269
	8.	Shared voting power 0
	9.	Sole dispositive power 4,269
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 4,269
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,034,362
	8.	Shared voting power 0
	9.	Sole dispositive power 8,034,362
	10.	Shared dispositive power 12,958,578
11.	Aggregate amount beneficially owned by each reporting person 20,992,940
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.4% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of reporting persons. The Lampert Foundation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Connecticut
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 244,412
	8.	Shared voting power 0
	9.	Sole dispositive power 244,412
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 244,412
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.2% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

CUSIP No. 05329W102

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,237,352
	8.	Shared voting power 0
	9.	Sole dispositive power 8,278,774
	10.	Shared dispositive power 12,958,578
11.	Aggregate amount beneficially owned by each reporting person 21,237,352
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.6% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 114,025,251 shares of common stock outstanding as of April 20, 2015, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, that was filed by the Issuer with the Securities and Exchange Commission on April 22, 2015.

This Amendment No. 45 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (the “Shares”), of AutoNation, Inc., a Delaware corporation (the “Issuer”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“ESL”), SPE II Partners, LP, a Delaware limited partnership, SPE Master II, LP, a Delaware limited partnership, RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Investments, Inc., a Delaware corporation (“Investments”), The Lampert Foundation, a Connecticut trust (the “Foundation”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

The Filing Persons are filing this Amendment to report recent open market sales of Shares by Institutional, ESL, the Foundation and Mr. Lampert.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

“(a) This Schedule 13D is being filed by ESL, RBS, Institutional, RBSIM, Investments, the Foundation and Edward S. Lampert by furnishing the information set forth below. ESL, RBS, Institutional, RBSIM, Investments, the Foundation and Mr. Lampert are collectively defined as the “Filing Persons.”

Attached as Annex A hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.

(b) The principal place of business of each of the Filing Persons is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154.

(c) The principal business of each of the ESL Entities is purchasing, holding and selling securities for investment purposes. RBS is the general partner of ESL. RBSIM is the general partner of Institutional. Investments is the general partner of RBS and the manager of RBSIM. Mr. Lampert is a limited partner of RBS. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments and Chairman and Chief Executive Officer of Sears Holdings Corporation. The principal business of the Foundation is managing and investing the trust estate and applying the net income and/or principal to or for charitable organizations. Mr. Lampert is a co-trustee of the Foundation. Each of the Filing Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.

(d)-(e) During the last five years, none of the Filing Persons have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

(f) ESL, RBS, Institutional, RBSIM, and Investments are organized under the laws of the State of Delaware. The Foundation is formed under the laws of the State of Connecticut. Mr. Lampert is a United States citizen.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Filing Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Filing Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

As of the time of filing on May 12, 2015, the Filing Persons may be deemed to beneficially own the Shares set forth in the table below.

FILING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	20,988,671	(1)	18.4%	8,030,093		0	8,030,093		12,958,578	(1)
RBS Partners, L.P.	20,988,671	(1)(2)	18.4%	8,030,093	(2)	0	8,030,093	(2)	12,958,578	(1)
ESL Institutional Partners, L.P.	4,269		0.0%	4,269		0	4,269		0
RBS Investment Management, L.L.C.	4,269	(3)	0.0%	4,269	(3)	0	4,269	(3)	0
ESL Investments, Inc.	20,992,940	(1)(4)	18.4%	8,034,362	(4)	0	8,034,362	(4)	12,958,578	(1)
The Lampert Foundation	244,412		0.2%	244,412		0	244,412		0
Edward S. Lampert	21,237,352	(1)(5)(6)	18.6%	21,237,352	(1)(5)(6)	0	8,278,774	(5)(6)	1958,578	(1)

(1)	This number includes 12,958,578 Shares held by Mr. Lampert. ESL has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, ESL may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, Investments and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 8,030,093 Shares held by ESL. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(3)	This number includes 4,269 Shares held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 8,030,093 Shares held by ESL and 4,269 Shares held by Institutional. Investments is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. Investments is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM.
(5)	This number includes 8,030,093 Shares held by ESL and 4,269 Shares held by Institutional. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, Investments.
(6)	This number includes 244,412 Shares held by the Foundation. Mr. Lampert and his wife Kinga Keh Lampert are co-trustees of, and may be deemed to indirectly beneficially own securities owned by, the Foundation.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Filing Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

“The following exhibit is filed as an additional exhibit to the Schedule 13D:

Exhibit	Description of Exhibit

99.10	Joint Filing Agreement (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 12, 2015	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By: RBS Investment Management, L.L.C., as its general partner

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By: ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

THE LAMPERT FOUNDATION

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Co-Trustee

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.10	Joint Filing Agreement (filed herewith).

ANNEX A

The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 1170 Kane Concourse, Suite 200, Bay Harbor Islands, Florida 33154. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer; Chairman and Chief Executive Officer of Sears Holdings Corporation	United States
Robert Breyer	Chief Compliance Officer	United States
Harold Talisman	Chief Financial Officer	United States

ANNEX B

RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
ESL Partners, L.P.	4/23/2015	Open Market Sales		348,863	$65.22	(1)
Edward S. Lampert	4/23/2015	Open Market Sales		113,855	$65.22	(1)
ESL Institutional Partners, L.P.	4/23/2015	Open Market Sales		94	$65.22	(1)
The Lampert Foundation	4/23/2015	Open Market Sales		5,388	$65.22	(1)
ESL Partners, L.P.	4/24/2015	Open Market Sales		72,335	$65.07	(2)
Edward S. Lampert	4/24/2015	Open Market Sales		104,807	$65.07	(2)
ESL Institutional Partners, L.P.	4/24/2015	Open Market Sales		36	$65.07	(2)
The Lampert Foundation	4/24/2015	Open Market Sales		2,063	$65.07	(2)
ESL Partners, L.P.	4/27/2015	Open Market Sales		40,043	$64.41	(3)
Edward S. Lampert	4/27/2015	Open Market Sales		20,819	$64.41	(3)
ESL Institutional Partners, L.P.	4/27/2015	Open Market Sales		12	$64.41	(3)
The Lampert Foundation	4/27/2015	Open Market Sales		709	$64.41	(3)
Edward S. Lampert	5/5/2015	Open Market Sales		988	$64.10	(4)
The Lampert Foundation	5/5/2015	Open Market Sales		12	$64.10	(4)
Edward S. Lampert	5/7/2015	Open Market Sales		135,525	$63.16	(5)
ESL Institutional Partners, L.P.	5/7/2015	Open Market Sales		37	$63.16	(5)
ESL Partners, L.P.	5/7/2015	Open Market Sales		48,349	$63.16	(5)
The Lampert Foundation	5/7/2015	Open Market Sales		2,141	$63.16	(5)
Edward S. Lampert	5/8/2015	Open Market Sales		135,674	$63.34	(6)
ESL Institutional Partners, L.P.	5/8/2015	Open Market Sales		42	$63.34	(6)
ESL Partners, L.P.	5/8/2015	Open Market Sales		73,110	$63.34	(6)
The Lampert Foundation	5/8/2015	Open Market Sales		2,431	$63.34	(6)
Edward S. Lampert	5/11/2015	Open Market Sales		195,693	$63.17	(7)
ESL Institutional Partners, L.P.	5/11/2015	Open Market Sales		64	$63.17	(7)
ESL Partners, L.P.	5/11/2015	Open Market Sales		117,769	$63.17	(7)
The Lampert Foundation	5/11/2015	Open Market Sales		3,650	$63.17	(7)

(1)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $65.00 to $65.80 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.

(2)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $65.00 to $65.20 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(3)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $64.01 to $65.11 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(4)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $64.01 to $64.20 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(5)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.00 to $63.31 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(6)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.10 to $63.65 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.
(7)	This price represents the approximate weighted average price per Share, of sales that were executed at prices ranging from $63.01 to $63.55 per Share. The Filing Persons undertake to provide, upon request by the Securities and Exchange Commission staff, full information regarding the number of Shares sold at each price.